SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 4)1

Dave & Buster’s Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

238337109

(CUSIP Number)

SCOTT I. ROSS

HILL PATH CAPITAL LP

150 East 58th Street, 32nd Floor

New York, New York 10155

(212) 632-5420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 28, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 238337109

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,095,246
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,095,246
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,095,246
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 238337109

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,869,527
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,869,527
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,869,527
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 238337109

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL CO-INVESTMENT PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		53,231
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

53,231
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

53,231
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 238337109

1	NAME OF REPORTING PERSON

HILL PATH D FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 238337109

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,148,477
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,148,477
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,148,477
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 238337109

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,869,527
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,869,527
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,869,527
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 238337109

1	NAME OF REPORTING PERSON

HP D GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 238337109

1	NAME OF REPORTING PERSON

HILL PATH INVESTMENT HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,148,477
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,148,477
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,148,477
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 238337109

1	NAME OF REPORTING PERSON

HILL PATH INVESTMENT HOLDINGS II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,869,527
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,869,527
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,869,527
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 238337109

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,018,004
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,018,004
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,018,004
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3%
14	TYPE OF REPORTING PERSON

IA, PN

CUSIP No. 238337109

1	NAME OF REPORTING PERSON

HILL PATH HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,018,004
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,018,004
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,018,004
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 238337109

1	NAME OF REPORTING PERSON

SCOTT I. ROSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,018,004
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,018,004
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,018,004
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 238337109

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Hill Path Capital Partners LP, a Delaware limited partnership (“Hill Path Capital”), with respect to the Shares directly and beneficially owned by it;

(ii)	Hill Path Capital Partners II LP, a Delaware limited partnership (“Hill Path Capital II”), with respect to the Shares directly and beneficially owned by it;

(iii)	Hill Path Capital Co-Investment Partners LP, a Delaware limited partnership (“Hill Path Co-Investment”), with respect to the Shares directly and beneficially owned by it;

(iv)	Hill Path D Fund LP, a Delaware limited partnership (“Hill Path D”), with respect to the securities directly owned by it;

(v)	Hill Path Capital Partners GP LLC, a Delaware limited liability company (“Hill Path GP”), as the general partner of each of Hill Path Capital and Hill Path Co-Investment;

(vi)	Hill Path Capital Partners II GP LLC, a Delaware limited liability company (“Hill Path GP II”), as the general partner of Hill Path Capital II;

(vii)	HP D GP LLC, a Delaware limited liability company (“HP D GP”), as the general partner of Hill Path D

(viii)	Hill Path Investment Holdings LLC, a Delaware limited liability company (“Hill Path Investment Holdings”), as the managing member of Hill Path GP;

(ix)	Hill Path Investment Holdings II LLC, a Delaware limited liability company (“Hill Path Investment Holdings II”), as the managing member of each of Hill Path GP II and HP D GP;

(x)	Hill Path Capital LP, a Delaware limited partnership (“Hill Path”), as the investment manager of each of Hill Path Capital, Hill Path Capital II, Hill Path Co-Investment and Hill Path D;

(xi)	Hill Path Holdings LLC, a Delaware limited liability company (“Hill Path Holdings”), as the general partner of Hill Path; and

(xii)	Scott I. Ross, as the managing partner of each of Hill Path Investment Holdings, Hill Path Investment Holdings II, Hill Path and Hill Path Holdings.

CUSIP No. 238337109

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 150 East 58th Street, 32nd Floor, New York, New York 10155.

(c)       The principal business of each of Hill Path Capital, Hill Path Capital II, Hill Path Co-Investment and Hill Path D is investing in securities. The principal business of Hill Path GP is serving as the general partner of each of Hill Path Capital and Hill Path Co-Investment. The principal business of Hill Path GP II is serving as the general partner of Hill Path Capital II. The principal business of HP D GP is serving as the general partner of Hill Path D. The principal business of Hill Path Investment Holdings is serving as the managing member of Hill Path GP. The principal business of Hill Path Investment Holdings II is serving as the managing member of each of Hill Path GP II and HP D GP. The principal business of Hill Path is serving as a registered investment advisor and as the investment manager of each of Hill Path Capital, Hill Path Capital II, Hill Path Co-Investment and Hill Path D. The principal business of Hill Path Holdings is serving as the general partner of Hill Path. Mr. Ross is the managing partner of each of each of Hill Path Investment Holdings, Hill Path Investment Holdings II, Hill Path and Hill Path Holdings.

(d)       No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Ross is a citizen of the United States of America.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 48,565,997 Shares outstanding, as of March 18, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 29, 2022.

A.	Hill Path Capital

(a)	As of the close of business on the date hereof, Hill Path Capital beneficially owned directly 2,095,246 Shares.

Percentage: Approximately 4.3%

(b)	1. Sole power to vote or direct vote: 2,095,246
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,095,246
4. Shared power to dispose or direct the disposition: 0

CUSIP No. 238337109

(c)	Hill Path Capital has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.

B.	Hill Path Capital II

(a)	As of the close of business on the date hereof, Hill Path Capital II beneficially owned directly 2,869,527 Shares.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 2,869,527
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,869,527
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path Capital II has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 3 to the Schedule 13D except as set forth in Item 6 and Schedule A, which are incorporated herein by reference.

C.	Hill Path Co-Investment

(a)	As of the close of business on the date hereof, Hill Path Co-Investment beneficially owned directly 53,231 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 53,231
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 53,231
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path Co-Investment has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.

D.	Hill Path D

(a)	As of the close of business on the date hereof, Hill Path D does not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path D has not entered into any transactions in the securities of the Issuer during the past sixty days except as set forth in Item 6 and Schedule A, which are incorporated herein by reference.

CUSIP No. 238337109

E.	Hill Path GP

(a)	Hill Path GP, as the general partner of each of Hill Path Capital and Hill Path Co-Investment, may be deemed the beneficial owner of the (i) 2,095,246 Shares owned by Hill Path Capital and (ii) 53,231 Shares owned by Hill Path Co-Investment.

Percentage: Approximately 4.4%

(b)	1. Sole power to vote or direct vote: 2,148,477
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,148,477
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path GP has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.

F.	Hill Path GP II

(a)	Hill Path GP II, as the general partner of Hill Path Capital II, may be deemed the beneficial owner of the 2,869,527 Shares owned by Hill Path Capital II.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 2,869,527
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,869,527
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path GP II has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D. The transactions in the securities of the Issuer on behalf of Hill Path Capital II since the filing of Amendment No. 3 to the Schedule 13D are set forth in Item 6 and Schedule A and are incorporated herein by reference.

G.	HP D GP

(a)	As of the close of business on the date hereof, HP D GP does not beneficially own any Shares.

Percentage: 0%

(d)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	HP D GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the securities of the Issuer on behalf of Hill Path D during the past sixty days are set forth in Item 6 and Schedule A, which are incorporated herein by reference.

CUSIP No. 238337109

H.	Hill Path Investment Holdings

(a)	Hill Path Investment Holdings, as the managing member of Hill Path GP, may be deemed the beneficial owner of the (i) 2,095,246 Shares owned by Hill Path Capital and (ii) 53,231 Shares owned by Hill Path Co-Investment.

Percentage: Approximately 4.4%

(b)	1. Sole power to vote or direct vote: 2,148,477
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,148,477
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path Investment Holdings has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.

I.	Hill Path Investment Holdings II

(a)	Hill Path Investment Holdings II, as the managing member of Hill Path GP II, may be deemed the beneficial owner of the 2,869,527 Shares owned by Hill Path Capital II.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 2,869,527
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,869,527
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path Investment Holdings II has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D. The transactions in the securities of the Issuer on behalf of Hill Path Capital II and Hill Path D since the filing of Amendment No. 3 to the Schedule 13D are set forth in Item 6 and Schedule A and are incorporated herein by reference.

H.	Hill Path

(a)	Hill Path, as the investment manager of each of Hill Path Capital, Hill Path Capital II and Hill Path Co-Investment, may be deemed the beneficial owner of the (i) 2,095,246 Shares owned by Hill Path Capital, (ii) 2,869,527 Shares owned by Hill Path Capital II and (iii) 53,231 Shares owned by Hill Path Co-Investment.

Percentage: Approximately 10.3%

(b)	1. Sole power to vote or direct vote: 5,018,004
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,018,004
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D. The transactions in the securities of the Issuer on behalf of Hill Path Capital II and Hill Path D since the filing of Amendment No. 3 to the Schedule 13D are set forth in Item 6 and Schedule A and are incorporated herein by reference.

CUSIP No. 238337109

I.	Hill Path Holdings

(a)	Hill Path Holdings, as the general partner of Hill Path, may be deemed the beneficial owner of the (i) 2,095,246 Shares owned by Hill Path Capital, (ii) 2,869,527 Shares owned by Hill Path Capital II and (iii) 53,231 Shares owned by Hill Path Co-Investment.

Percentage: Approximately 10.3%

(b)	1. Sole power to vote or direct vote: 5,018,004
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,018,004
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path Holdings has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D. The transactions in the securities of the Issuer on behalf of Hill Path Capital II and Hill Path D since the filing of Amendment No. 3 to the Schedule 13D are set forth in Item 6 and Schedule A and are incorporated herein by reference.

J.	Mr. Ross

(a)	Mr. Ross, as the managing partner of each of Hill Path Investment Holdings, Hill Path Investment Holdings II, Hill Path and Hill Path Holdings, may be deemed the beneficial owner of the (i) 2,095,246 Shares owned by Hill Path Capital, (ii) 2,869,527 Shares owned by Hill Path Capital II and (iii) 53,231 Shares owned by Hill Path Co-Investment.

Percentage: Approximately 10.3%

(b)	1. Sole power to vote or direct vote: 5,018,004
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,018,004
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ross has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D. The transactions in the securities of the Issuer on behalf of Hill Path Capital II and Hill Path D since the filing of Amendment No. 3 to the Schedule 13D are set forth in Item 6 and Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

CUSIP No. 238337109

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As of the close of business on the date hereof, Hill Path Capital II and Hill Path D (the “Hill Path Funds”) entered into cash-settled total return swap agreements with Nomura Global Financial Products Inc. as the counterparty (collectively, the “Swaps”) that establish economic exposure to an aggregate of 1,116,491 and 421,579 notional Shares, respectively. The Swaps provide the Hill Path Funds with economic exposure to an aggregate of 1,538,070 Shares (the “Subject Shares”), representing approximately 3.2% of the outstanding Shares, that is comparable to the economic results of ownership but do not provide the Hill Path Funds with the power to vote or direct the voting of or to dispose or direct the disposition of the Subject Shares. The Reporting Persons hereby expressly disclaim beneficial ownership of the Subject Shares. The Hill Path Funds may increase or decrease their economic exposure to Shares through Swaps in compliance with Rule 10b5-1 of the Exchange Act.

On May 2, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement by and among Hill Path Capital Partners LP, Hill Path Capital Partners II LP, Hill Path Capital Co-Investment Partners LP, Hill Path D Fund LP, Hill Path Capital Partners GP LLC, Hill Path Capital Partners II GP LLC, HP D GP LLC, Hill Path Investment Holdings LLC, Hill Path Investment Holdings II LLC, Hill Path Capital LP, Hill Path Holdings LLC and Scott I. Ross, dated May 2, 2022.

CUSIP No. 238337109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2022

Hill Path Capital Partners LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Partners II LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Co-Investment Partners LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path D Fund LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

CUSIP No. 238337109

Hill Path Capital Partners GP LLC

By:	Hill Path Investment Holdings LLC Managing Member

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Partners II GP LLC

By:	Hill Path Investment Holdings II LLC Managing Member

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

HP D GP LLC

By:	Hill Path Investment Holdings II LLC Managing Member

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Investment Holdings LLC

By:
	Name:	Scott I. Ross
	Title	Managing Partner

Hill Path Investment Holdings II LLC

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title	Managing Partner

CUSIP No. 238337109

Hill Path Capital LP

By:	Hill Path Holdings LLC General Partner

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Holdings LLC

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

/s/ Scott I. Ross
Scott I. Ross

CUSIP No. 238337109

SCHEDULE A

Class of Security	Notional Share Exposure	Price Per Notional Share ($)	Date

TRANSACTIONS IN SECURITIES OF THE ISSUER SINCE THE FILING OF AMENDMENT NO. 3 TO THE SCHEDULE 13D

HILL PATH CAPITAL PARTNERS II LP

Cash-Settled Total Return Swap	21,893	47.1825	04/25/2022
Cash-Settled Total Return Swap	53,359	46.9096	04/26/2022
Cash-Settled Total Return Swap	86,983	46.0477	04/27/2022
Cash-Settled Total Return Swap	86,271	46.5973	04/28/2022
Cash-Settled Total Return Swap	80,708	45.9068	04/29/2022
Cash-Settled Total Return Swap	59,579	45.6851	05/02/2022

TRANSACTIONS IN SECURITIES OF THE ISSUER DURING THE PAST SIXTY DAYS

HILL PATH D FUND LP

Cash-Settled Total Return Swap	21,892	47.1825	04/25/2022
Cash-Settled Total Return Swap	53,360	46.9096	04/26/2022
Cash-Settled Total Return Swap	86,983	46.0477	04/27/2022
Cash-Settled Total Return Swap	86,271	46.5973	04/28/2022
Cash-Settled Total Return Swap	80,707	45.9068	04/29/2022
Cash-Settled Total Return Swap	92,366	45.6851	05/02/2022